UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated August 29, 2014 relating to the change of financial year end date of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name: Wong Nga Lai, Alice
Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: August 29, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE OF FINANCIAL YEAR END DATE

This announcement is made by Hong Kong Television Network Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of the Company would like to announce that it has resolved to change the financial year end date of the Company from 31 August to 31 December. Accordingly, the next financial year end date of the Company will be 31 December 2014.

The reason for the change is to unify the financial year end dates of the Company and all its subsidiaries. Moreover, the Company believes that the change of the financial year end date will bring the Company and its subsidiaries in line with the business cycle of its potential clients in the e-commerce retail industry and the multimedia advertising industry.

The Company does not foresee any material adverse impact on the Company and its subsidiaries arising from such change of the financial year end date, and there is no other matter that needs to be brought to the attention of the shareholders of the Company in this regard.

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Following the change of financial year end date, the Company will announce and publish its financial results with respect to the following financial periods on or before the relevant deadlines:

Period Covered	Deadline for publishing the results announcement	Deadline for dispatch of financial report
Second unaudited interim results for the 12 months ending 31 August 2014	31 October 2014	30 November 2014

Audited annual results for the 16 months ending 31 December 2014	31 March 2015	30 April 2015

On application of the Company, the Registrar of Companies has directed that, inter alia, the holding of an annual general meeting by the Company in the calendar year 2014 shall not be required. The Company will hold its next annual general meeting on or before 30 June 2015 to approve its audited annual accounts for the sixteen months ending 31 December 2014.

By Order of the Board
Hong Kong Television Network Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 29 August 2014

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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